CPS Financial & Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2026

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49337

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 AND ENDING 03/31/2026
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CPS Financial & Insurance Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2860 Michelle Drive Suite 150

                                          (No. and Street)

Irvine	CA	92606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andy Holden	949-442-7413	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

                              (Name – if individual, state last, first, and middle name)

18455 Burbank Blvd #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Alan Holden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CPS Financial & Insurance Services, Inc., as of 3/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of CPS Financial & Insurance Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. as of March 31, 2026, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of CPS Financial & Insurance Services, Inc. as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CPS Financial & Insurance Services, Inc.'s management. My responsibility is to express an opinion on CPS Financial & Insurance Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to CPS Financial & Insurance Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the CPS Financial & Insurance Services, Inc.'s financial statements. Supplemental Information is the responsibility of the CPS Financial & Insurance Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as CPS Financial & Insurance Services, Inc.'s auditor since 2016.

Tarzana, California

May 26, 2026

2

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2026

Assets

Cash	$515,474
Accounts Receivable	$1,000
Securities at Market Value	2,047,709
Commissions Receivable	2,646
Prepaid expense	8,079
Total Assets	$2,574,909

Liabilities and Shareholder’s Equity

Liabilities	
Accounts Payable	$2,048
Accrued Liabilities	304,959
Deferred Tax Payable	427,942
Total Liabilities	734,949
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)	6,000
Paid-in capital	1,000
Retained earnings	1,832,960
Total Shareholder's Equity	1,839,960
Total Liabilities and Shareholder's Equity	$2,574,909

See Accompanying Notes to Financial Statements

Note 1 - Organization and Nature of Business

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Fifty percent of revenue was received from one carrier during fiscal year ending March 31, 2026.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The company from time to time has cash above the FDIC limit. The company has not experienced any loss.

Income Taxes – The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Commitments and Contingencies – The Company was not subject to any litigation during or at year ended March 31, 2026.

Segment Reporting - The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Note 1 - Organization and Nature of Business (continued)

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2 - Revenue Recognition

Insurance Product Fees

The Company distributes and administers insurance-based investment products, including variable annuities, and variable universal life insurance products. Certain products contain both insurance and investment-related components, including separate account investment features where contract holders bear the investment risk associated with underlying securities.

The Company evaluates its contracts to determine the applicable accounting guidance. Insurance and investment contracts issued by the Company that are within the scope of ASC 944, *Financial Services — Insurance*, are excluded from ASC 606, *Revenue from Contracts with Customers*. Revenue associated with non-insurance components and related administrative services is recognized under ASC 606.

Nature of Revenue

Revenue recognized under ASC 606 primarily consists of:

- Asset-based administrative fees assessed on separate account balances;

Premiums received for insurance coverage and policyholder deposits related to investment components are accounted for under ASC 944 and are not reported as revenue under ASC 606.

Performance Obligations

The Company's performance obligations primarily consist of providing continuous contract administration, recordkeeping, policyholder servicing, and investment-related administrative services over the life of the contract.

These services are provided and consumed simultaneously by the contract holder and therefore represent a series of distinct services satisfied over time.

Note 2 - Revenue Recognition and Insurance Product Fees (continued)

Measurement of Revenue

Revenue is generally measured based on fees specified within the contract and is variable because it is dependent on:

- Separate account asset values;
- Contract holder activity;
- Market performance; and
- Policy persistency.

Asset-based fees are typically calculated daily or monthly as a percentage of assets under management and are recognized in the period in which services are provided.

Surrender charges and other transaction-based fees are recognized when the underlying contract holder transaction occurs.

Variable Consideration

The Company estimates variable considerations using the amount to which it expects to be entitled for services provided during the reporting period. Because fees are primarily calculated based on daily account values or contract holder transactions, the uncertainty associated with variable consideration is resolved concurrently with the delivery of services.

Contract Balances

The Company generally does not record significant contract assets or contract liabilities associated with these arrangements because customer fees are assessed and collected contemporaneously with the services provided.

Deferred acquisition costs and liabilities related to insurance contracts are accounted for separately under ASC 944.

Significant Judgments

Management applies judgment in determining whether certain product features and rider benefits represent insurance elements within the scope of ASC 944 or service components within the scope of ASC 606. Contracts containing both insurance and non-insurance elements are evaluated to determine whether separation of components is required.

Propriety Trading

Net Gains or Losses on Principal Trades includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions on a settlement date basis.

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2026

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2026.

Fair Value Measurements on a Recurring Basis
As of March 31, 2026

	Level 1	Level 2	Level 3
Money Market Funds	$ 5,615	$ 0	$ 0
Securities at Market Value	$2,042,094	$ 0	$ 0
Total	$2,047,709	$ 0	$ 0

Note 4 – Related Party

The Company paid overhead (rent, utilities, supplies and telephone) to a company with a related party under a services agreement. For year ended March 31, 2026, the Company paid $18,242 for these expenses.

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the current guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has a services agreement with its Parent.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on March 31, 2026, the Company had net capital of $1,524,567 which was $1,475,568 in excess of its required net capital requirement of $48,999. The Company's percentage of aggregate indebtedness, $734,949 to net capital was 48.21%.

Note 6 – Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. Income tax expense for fiscal year ending March 31, 2026 is $165,460.

The components of income taxes at March 31, 2026 are as follows:

2026	Current	Deferred
Federal	$68,339	$44,801
State	$31,633	$20,687
Total	$99,972	$65,488

The Company is subject to audit by the taxing agencies for years ending March 31, 2023, 2024 and 2025.

Note 7 – SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Note 8 – Subsequent Events

Management reviewed the results of operations for the period of time from its year end March 31, 2026 through May 26, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.